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Exhibit 99.1

PLEASE READ THE FOLLOWING INFORMATION CAREFULLY BEFORE
ACCEPTING ANY OFFER TO PURCHASE YOUR PARTNERSHIP UNITS

        March 14, 2006

Dear Inland Land Appreciation Fund II, L.P. Investor:

        We are aware that MacKenzie Patterson Fuller, LP ("MPF"), an unaffiliated third party, has commenced a tender offer to purchase up to 9,730 partnership units in Inland Land Appreciation Fund II, L.P. (the "Fund").

THE FUND'S CORPORATE GENERAL PARTNER RECOMMENDS THAT YOU REJECT THIS TENDER OFFER BASED ON THE FOLLOWING INFORMATION.

  •
  Although the offer price of $825.00 per partnership unit is greater than the Fund's estimated 2005 ERISA value of $758.00 per partnership unit, we believe that the long term value of each partnership unit is greater than the amount offered by MPF. The estimated ERISA value is based upon the average appraised value of the land owned by the Fund, as set forth in a 1998 appraisal report prepared by an independent third party, and is adjusted downward for sales since the date of the appraisal. Since 1999, however, the Fund has been able to sell land at a purchase price per acre greater than the per acre appraised value set forth in the 1998 appraisal report. We expect this trend to continue, although there is no guarantee that it will.

  •
  The Fund has several contracts pending for the combined sale of over 600 acres of the Fund's remaining 1,276 acres of land. These contracts are subject to, among other things, due diligence, governmental approvals, zoning and other customary closing conditions, and there can be no assurance that any of the sale transactions will be completed. However, provided the closing conditions are satisfied and the buyers perform, we anticipate the Fund could receive approximately $44 million in aggregate gross sales proceeds through 2008, most of which we expect will be distributed to holders of partnership units. A portion of the sales proceeds also may be retained by the Fund for property upgrades and improvements. Certain of these sale transactions are currently scheduled to close in 2006 with additional closings anticipated to occur in 2007 and 2008.

  •
  Pre-development activities, such as rezoning, annexation and land planning, are continuing on over 500 acres owned by the Fund. We believe that these activities will lead to further increases in the value of this land.

        We believe that tender offers from unaffiliated third parties are generally priced below the fair market value of the security. If you have an urgent need to liquidate your investment, you may not know that there also is a secondary market where your partnership units may be sold. We also can provide you with a list of companies that have purchased Fund partnership units in the past. The most recent pricing data available from Direct Investments Spectrum, a publication that tracks secondary market activity, shows a weighted average trading price of $639.55 for partnership units traded between October 1 through November 30, 2005. Please note that you may receive more or less than the amount offered by MPF should you choose to sell your partnership units in the secondary market.

        An investor in the Fund who has held partnership units since its inception has received distributions totaling approximately $1,425.00 per $1,000.00 partnership unit. This amount is equivalent to approximately 142% of the original investment amount. Although we cannot guarantee the Fund's future performance, our goal remains the same—to sell the Fund's remaining assets and make distributions of the sale proceeds until the Fund is concluded. If you have questions about your investment, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

Sincerely, INLAND REAL ESTATE INVESTMENT CORPORATION
/s/ ROBERT D. PARKS
Robert D. Parks Chairman
cc:	Broker/Dealer Investment Representative

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PLEASE READ THE FOLLOWING INFORMATION CAREFULLY BEFORE ACCEPTING ANY OFFER TO PURCHASE YOUR PARTNERSHIP UNITS